

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

September 28, 2015

J. Paul Raines
Chief Executive Officer
GameStop Corp.
625 Westport Parkway
Grapevine, Texas 76051

>   **Re: GameStop Corp.**
>   **Form 10-K for Fiscal Year Ended January 31, 2015**
>   **Filed March 30, 2015**
>   **File No. 001-32637**

Dear Mr. Raines:

        We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

        After reviewing your response to this comment, we may have additional comments.

Consolidated Financial Statements

Note 10. Debt, page F-21

1. We note your disclosure that the Indenture for your $350.0 million Senior Notes contains covenants which place certain restrictions on you and your subsidiaries, including restrictions on the payment of dividends and distributions. Please disclose the amount of retained earnings or net income restricted or free of restrictions. Please refer to Rule 4-08(e)(1) of Regulation S-X. In addition, please tell us the amount of restricted net assets of consolidated subsidiaries as of January 31, 2015 and your consideration of disclosing the information required by Rule 4-08(e)(3) and providing the schedule required by Rule 12-04 of Regulation S-X.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sondra Snyder, Staff Accountant at (202) 551-3332 or Anthony Watson, Staff Accountant at (202) 551-3318, or me at (202) 551-3737 if you have any questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products